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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
 [ ] Form N-SAR

For Period Ended:  December 31, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read instruction (on back page) before preparing form. Please print or type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

   deCODE genetics, Inc.
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Full Name of Registrant

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Former Name if Applicable

   Sturlugata 8
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Address of Principal Executive Office (Street and Number)

   IS-101 Reykjavik, Iceland
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City, State and Zip Code
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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
  [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As reported in the Company's Current Report on Form 8-K filed on March 27, 2003, the Company will be restating its financial statements for the year ended December 31, 2001 and the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002. Due to the additional demands on the Company's accounting staff and independent accountants related to the restatements, the Company will not be able to file its annual report on Form 10-K for the year ended December 31, 2002 within the prescribed time period without unreasonable effort and expense.

                         (ATTACH EXTRA SHEETS IF NEEDED)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Tanya Zharov           +354                   570-1943
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         (Name)             (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under or of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in deCODE's Current Report on Form 8-K filed on April 1, 2003, deCODE anticipates reporting revenue of $41.1 million and net loss of $130 million, or $2.65 per share, for the year ended December 31, 2002 and restated revenue of $26.1 million and restated net loss of $52.7 million, or $1.27 per share, for the year ended December 31, 2001.

The increase in revenue for the year ended December 31, 2002 is the result of the growth of deCODE's product development and service businesses, including the integration of its pharmaceuticals and biostructures groups early last year, as well as the restatement of revenue described above.

In the third quarter 2002, deCODE recorded impairment, employee termination benefits and other charges of $65 million. These charges were the result mainly of the company's review of the carrying value of its long-lived assets, including goodwill and other long-lived assets resulting from the acquisition of MediChem Life Sciences in March 2002, and of the implementation of a significant cost-reduction plan in the third quarter 2002. The amount of the goodwill impairment corresponds to the decline of deCODE's share price from the beginning of 2002, which was the basis of the stock-for stock acquisition price of MediChem.

The increase in net loss for the year ended December 31, 2002 reflects the impact of the foregoing charges and higher spending for research and development and for selling and general and administrative activities.

The foregoing financial information is not audited and is subject to change.

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                              deCODE genetics, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2003                  By  /s/ Kari Stefansson
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                                         Kari Stefansson
                                         Chief Executive Officer and President